UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Cylink Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232565101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Leo A. Guthart
                             Topspin Management, LLC
                             Three Expressway Plaza
                         Roslyn Heights, New York 11577

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 31
                        Exhibit Index begins on Page 18

                                                      SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      2          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Topspin Management, LLC
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]


---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      7,577,514
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
      EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
     PERSON
      WITH                         7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    OO
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      3          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Topspin Management Company, LLC
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        0
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    OO
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      4          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Topspin Associates, L.P.
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      342,504
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        342,504
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    342,504
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    PN
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      5          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Topspin Partners, L.P.
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    WC
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      7,235,010
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        7,235,010

---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,235,010
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    PN
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      6          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LG Management, LLC
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      0
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        0
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    OO
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      7          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LG Capital Appreciation, LLC
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      7,577,514
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    OO
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      8          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Leo A. Guthart
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       363,500
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      7,577,514
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
     REPORTING                     363,500
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,941,014
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.2%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    IN
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      9          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Renaissance Technologies Corporation
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       0
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      7,577,514
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      0
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.1%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    CO
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      10          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James H. Simons
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       18,500
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY                     7,577,514
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      18,500
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH                        7,577,514
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,596,014
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.2%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    IN
---------- -----------------------------------------------------------------------------------------------------------

                                                      SCHEDULE 13D
-------------------------------------------------                       ----------------------------------------------
CUSIP No.        232565101                                              Page      11          of     31      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Elwyn Berlekamp
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                           (a) [ ]
                                                                                                         (b) [ ]

---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    PF
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                       1,324,935
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                      1,324,935
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
       WITH
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,324,935
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)              [ ]


---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

                    IN
---------- -----------------------------------------------------------------------------------------------------------

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.    SECURITY AND ISSUER.

This Schedule relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cylink Corporation., a California corporation (the "Issuer" or "Cylink"). The principal executive offices of the Issuer are located at 3151 Jay Street, Santa Clara, California 95054. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 32,752,889 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 13, 2001, as reflected in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on August 15, 2001. Unless otherwise indicated, the holdings reported herein are as of the close of business on September 17, 2001.

ITEM 2.    IDENTITY AND BACKGROUND.

This Schedule is being filed by the following persons pursuant to a Joint Filing Agreement dated September 26, 2001:

Topspin Management, LLC ("Topspin Management") with respect to shares of Common Stock beneficially owned by it by virtue of being the General Partner of Topspin Partners, L.P. ("Topspin Partners") and of Topspin Associates, L.P. ("Topspin Associates");

Topspin Management Company, LLC ("Topspin Management Company") with respect to shares of Common Stock beneficially owned by it by virtue of being the Management Company for Topspin Partners, L.P. ("Topspin Partners") and of Topspin Associates, L.P. ("Topspin Associates");

Topspin Associates with respect to shares of Common Stock owned directly by Topspin Associates;

Topspin Partners with respect to shares of Common Stock owned directly by Topspin Partners;

LG Management, LLC ("LG Management") with respect to shares of Common Stock beneficially owned by it solely by virtue of being a Managing Member of Topspin Management Company;

LG Capital Appreciation, LLC ("LG Capital") with respect to shares of Common Stock beneficially owned by it solely by virtue of being a Managing Member of Topspin Management;

Leo A. Guthart with respect to shares of Common Stock beneficially owned by him solely by virtue of being Managing Member of LG Management and LG Capital and with respect to shares of Common Stock owned directly by him;

Renaissance Technologies Corporation ("Renaissance") with respect to shares of Common Stock beneficially owned by it solely by virtue of being a Managing Member of Topspin Management and Topspin Management Company;

James H. Simons with respect to shares of Common Stock beneficially owned by him solely by virtue of being the sole controlling shareholder of Renaissance and with respect to options to purchase shares of Common Stock owned directly by him; and

Elwyn Berlekamp with respect to shares of Common Stock owned directly by him.

The  foregoing  persons  are  sometimes   collectively  referred  to  herein  as
"Reporting Persons."

Any disclosures with respect to persons other than Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         1.   TOPSPIN MANAGEMENT

              (a)   Topspin  Management,   LLC,  a  Delaware  limited  liability
                    company

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   General Partner of Topspin Partners and Topspin Associates.

         2.   TOPSPIN MANAGEMENT COMPANY

              (a)   Topspin   Management   Company,   LLC,  a  Delaware  limited
                    partnership

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   Management   Company  for  Topspin   Partners   and  Topspin
                    Associates.

         3.   TOPSPIN ASSOCIATES

              (a)   Topspin Associates, L.P., a Delaware limited partnership

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   Private   equity   fund   that   specializes   in   emerging
                    technologies.

         4.   TOPSPIN PARTNERS

              (a)   Topspin Partners, L.P., a Delaware limited partnership

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   Private   equity   fund   that   specializes   in   emerging
                    technologies.

         5.   LG MANAGEMENT

              (a)   LG Management, LLC, a Delaware limited liability company

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   Managing Member of Topspin Management Company.

         6.   LG CAPITAL

              (a) LG Capital Appreciation, LLC, a Delaware limited liability company

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c)   Managing Member of Topspin Management.

         7.   LEO A. GUTHART

              (a)   Leo A. Guthart

              (b)   Three Expressway Plaza, Roslyn Heights, New York 11577

              (c) Managing member of LG Management and LG Capital (Three Expressway Plaza, Roslyn Heights, New York 11577); Chairman and Director of Cylink (3151 Jay Street, Santa Clara, California 95054).

         8.   RENAISSANCE

              (a)   Renaissance Technologies Corporation, a Delaware corporation

              (b)   800 Third Avenue, New York, New York 10022

              (c) Managing Member of Topspin Management and Topspin Management Company and a registered investment advisor.

         Certain information concerning the directors and executive officers of Renaissance is set forth on Schedule A attached hereto and incorporated herein by reference.

         9.   JAMES H. SIMONS

              (a)   James H. Simons

              (b)   800 Third Avenue, New York, New York  10022

              (c) President, Director and shareholder of Renaissance Technologies (800 Third Avenue, New York, New York 10022); Director of Cylink (3151 Jay Street, Santa Clara, California 95054).

         10.  ELWYN BERLEKAMP

              (a)   Elwyn Berlekamp

              (b)   3151 Jay Street, Santa Clara,  95054

              (c) Director of Cylink (3151 Jay Street, Santa Clara, California 95054); Professor of mathematics, electrical engineering and computer science at University of California (Berkeley, California).

         (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of Renaissance, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, nor, to the knowledge of Renaissance, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Guthart, Mr. Simons and Mr. Berlekamp are all citizens of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Stock Purchase Agreement, dated September 14, 2001, on September 17, 2001, Topspin Associates and Topspin Partners purchased an aggregate of 7,577,514 shares of the Common Stock of Cylink for their own account at $.35 a share. The Cylink Common Stock was purchased in a private sale from an existing shareholder of Cylink. Topspin Associates directly acquired 342,504 shares of the Common Stock of Cylink and Topspin Partners directly acquired 7,235,010 shares of the Common Stock of Cylink. A copy of the Stock Purchase Agreement is attached as an exhibit to this Schedule and shall be incorporated herein by reference.

On September 17, 2001, Topspin Associates and Topspin Partners also purchased 1,028,571 shares of the Common Stock of Cylink as agent for a principal, Elwyn Berlekamp, at $.35 a share.

The total shares purchased by Topspin Associates and Topspin Partners were purchased with working capital of both partnerships in a combined amount of $2,273,254.50, together with the personal funds of Mr. Berlekamp in the amount of $308,571, for a total of $2,581,825.50, and with a note in the principal amount of $430,304.25 which was issued to the seller of the Cylink Common Stock. A copy of the note is attached as an exhibit to this Schedule and shall be incorporated herein by reference.

The shares purchased by Mr. Berlekamp were purchased with his personal funds. In addition, Mr. Berlekamp agreed to pay a portion of the above note issued by Topspin Associates and Topspin Partners, such portion in the principal amount of $51,429.00. A copy of Mr. Berlekamp's note in favor of Topspin is attached as an exhibit to this Schedule and shall be incorporated herein by reference.

None of the other Reporting Persons contributed any funds or other consideration toward the purchase of the 7,577,514 shares of Cylink Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this Schedule were made for the purpose of each such person's personal investment.

As of the date of the filing of this Schedule, none of the Reporting Persons, nor, to the knowledge of Renaissance, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

None any of the Reporting Persons nor any shareholder, partner or member thereof is a member of a "group" for any purpose.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Please  see  Rows  7-13 of the  Cover  Pages  (pages  2-9) of this
Schedule.

              (i) Mr. Guthart's shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 48,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (ii) Mr. Simons' shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 18,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (iii) Mr. Berlekamp's shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 18,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (iv) In addition, Mark Silber, Vice President and Director of Renaissance has sole voting and dispositive power over 36,624 shares of Cylink Common Stock, representing 0.1%.

         (b)  Please  see  Rows  7-13 of the  Cover  Pages  (pages  2-9) of this
Schedule.

              (i) Mr. Guthart's shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 48,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (ii) Mr. Simon's shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 18,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (iii) Mr. Berlekamp's shares reported on rows 7, 9 and 11 include options to purchase an aggregate of 18,500 shares of Cylink Common Stock within 60 days of the date hereof.

              (iv) In addition, Mark Silber, Vice President and Director of Renaissance has sole voting and dispositive power over 36,624 shares of Cylink Common Stock, representing 0.1%.

         (c) Except as described in this Schedule, none of the Reporting Persons, nor, to the knowledge of Renaissance, any of its executive officers or directors, has effected a transaction in the Common Stock during the 60 days preceding the date of this Schedule.

         (d) When, as and if declared by Cylink's Board of Directors and if so approved by the General Partner of Topspin Partners and Topspin Associates, with the exception of the general and limited partners of Topspin Partners and Topspin Associates, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The shares purchased by Topspin Associates and Topspin Partners were purchased with working capital of both partnerships as described in Item 2 and with a note in the principal amount of $430,304.25 which was issued to the seller of the Cylink Common Stock. A copy of the Stock Purchase Agreement and note are attached as exhibits to this Schedule and shall be incorporated herein by reference.

Mr. Berlekamp agreed to pay a portion of the above note issued by Topspin Associates and Topspin Partners, such portion in the principal amount of $51,429.00. A copy of Mr. Berlekamp's note in favor of Topspin is attached as an exhibit to this Schedule and shall be incorporated herein by reference.

The summary descriptions contained in this Schedule of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto.

Except as set forth above, none of the Reporting Persons, nor, to the knowledge of Renaissance, any of its executive officers or directors, is a party to any contracts, arrangements, understandings or relationships with any person with respect to any securities of Cylink, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.                                  Page
                                                                          Number
                                                                          ------


Exhibit 1      Joint Filing Agreement

Exhibit 2      Stock Purchase Agreement dated September 14, 2001

Exhibit 3 Topspin Associates and Topspin Partners Note dated as of September 17, 2001

Exhibit 4 Authorization to Enter into a Stock Purchase Agreement dated September 14, 2001

Exhibit 5      Elwyn Berlekamp Note dated September 29, 2001

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


Topspin Management, LLC                    LG Management, LLC

By:   LG Capital Appreciation, LLC,        /s/ Leo A. Guthart
      Managing Member                      ----------------------------------
                                           By:  Leo A. Guthart
                                                Managing Member

/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

Topspin Management Company, LLC            LG Capital Appreciation, LLC

By:   LG Management, LLC,                  /s/ Leo A. Guthart
      Managing Member                      ----------------------------------
                                           By:  Leo A. Guthart
                                                Managing Member
/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

Topspin Associates, L.P.                   Renaissance Technologies Corporation

By:   Topspin Management, LLC,             /s/ James H. Simons
      General Partner                      ----------------------------------
                                           By:  James H. Simons
                                                President
By:   LG Capital Appreciation, LLC,
      Managing Member
                                           /s/ James H. Simons
/s/ Leo A. Guthart                         ----------------------------------
----------------------------------         James H. Simons
By:   Leo A. Guthart
      Managing Member

Topspin Partners, L.P.                     /s/ Leo A. Guthart
                                           ----------------------------------
                                           Leo A. Guthart
By:   Topspin Management, LLC,
      General Partner

By:   LG Capital Appreciation, LLC,        /s/ Elwyn Berlekamp
      Managing Member                      ----------------------------------
                                           Elwyn Berlekamp
/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

                                                                       EXHIBIT 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01, of Cylink Corporation, a California corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


Topspin Management, LLC                    LG Management, LLC

By:   LG Capital Appreciation, LLC,        /s/ Leo A. Guthart
      Managing Member                      ----------------------------------
                                           By:  Leo A. Guthart
                                                Managing Member

/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

Topspin Management Company, LLC            LG Capital Appreciation, LLC

By:   LG Management, LLC,                  /s/ Leo A. Guthart
      Managing Member                      ----------------------------------
                                           By:  Leo A. Guthart
                                                Managing Member
/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

Topspin Associates, L.P.                   Renaissance Technologies Corporation

By:   Topspin Management, LLC,             /s/ James H. Simons
      General Partner                      ----------------------------------
                                           By:  James H. Simons
                                                President
By:   LG Capital Appreciation, LLC,
      Managing Member
                                           /s/ James H. Simons
/s/ Leo A. Guthart                         ----------------------------------
----------------------------------         James H. Simons
By:   Leo A. Guthart
      Managing Member

Topspin Partners, L.P.                     /s/ Leo A. Guthart
                                           ----------------------------------
                                           Leo A. Guthart
By:   Topspin Management, LLC,
      General Partner

By:   LG Capital Appreciation, LLC,        /s/ Elwyn Berlekamp
      Managing Member                      ----------------------------------
                                           Elwyn Berlekamp
/s/ Leo A. Guthart
----------------------------------
By:   Leo A. Guthart
      Managing Member

                                                                       Exhibit 2
                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT dated as of September 14, 2001 between TOPSPIN PARTNERS, L.P. and TOPSPIN ASSOCIATES L.P. (collectively, "Purchaser") and PITTWAY CORPORATION, a wholly owned subsidiary of Honeywell International Inc. ("Seller").

         WHEREAS, Seller owns 8,606,085 shares of Common Stock (the "Shares") of Cylink Corporation ("Cylink") which are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933;

         WHEREAS, Seller desires to sell and Purchaser desires to purchase all the Shares currently owned by Seller at a price of $0.35 per Share, of which $0.30 per share is to be paid in a wire transfer of immediately available funds and $0.05 per Share shall be in the form of a note of Purchaser substantially in the form of Exhibit A hereto (the "Purchaser Note") (for an aggregate of $2,581,825.50 in a wire transfer of immediately available funds and $430,304.25 in the form of the Purchaser Note) on or before September 14, 2001;

         NOW, THEREFORE, the parties agree as follows:

1. Seller hereby agrees to sell, transfer and assign to Purchase all or its right, title and interest in the Shares, free and clear of any liens or encumbrances and Purchaser hereby agrees to pay to Seller $2,581,825.50 by wire transfer in immediately available funds in accordance with paragraph 3 hereof and to deliver to Seller the Purchaser Note in the aggregate amount of $430,304.25 upon delivery of such Shares to Purchaser, along with such executed stock powers and any other documents required for the purpose of transferring record ownership of the Shares from Seller to Purchaser. Seller further hereby agrees to assign to Purchaser all of Seller's assignable rights and interest, if any, in that certain Stockholder Agreement dated as of September 29, 1989, by and among Cylink and certain shareholders of Cylink, including Seller. The transactions contemplated by this paragraph 1 shall occur on or before September 14, 2001, unless otherwise agreed to by Seller and Purchaser.

2. (a) Seller hereby represents and warrants that it is a corporation duly organized, validly existing and in good standing in the State of Delaware and that it has full corporate power and authority to enter into this Agreement and to perform its obligations thereunder. Seller hereby further represents that (i) it has full legal and beneficial title to the Shares and that the same are not subject to any lien, preemption right, option or any other right or security interest which could prevent or affect their transfer free and clear of any liens or restrictions to Purchaser, (ii) the persons executing this Agreement and all other documents delivered in connection with the sale of the Shares on behalf of Seller are duly authorized officers of Seller, (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and require no further corporate action on the part of the Seller and do not conflict with or constitute a breach under any existing law, regulation, decree or order or any agreement, indenture, mortgage, lease, or instrument to which it is a party, and (iv) that this Agreement is a legal, valid and binding obligation of Seller enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy or similar laws affecting the rights of creditors generally and by principles of equity.

                  (b) Purchaser hereby represents and warrants that it is a limited partnership duly organized, validly existing and in good standing in the State of Delaware and that it has full power and authority to enter into this Agreement and to perform its obligations thereunder. Purchaser hereby further represents that (i) the persons executing this Agreement , the Purchaser Note and all other documents delivered in connection with the sale of the Shares on behalf of Purchaser are duly authorized to execute such documents for Purchaser,
(ii) the execution and delivery of this Agreement and the Purchaser Note and the consummation of the transactions contemplated hereby and thereby have been duly authorized and require no further action on the part of the Purchaser and do not conflict with or constitute a breach under any existing law, regulation, decree or order or any agreement, indenture, mortgage, lease, or instrument to which it is a party, (iii) that this Agreement and the Purchaser Note are legal, valid and binding obligations of Purchaser enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy or similar laws affecting the rights of creditors generally and by principles of equity, and (iv) Purchaser is buying the Shares for its own account without a view toward resale.

         3. Purchaser further represents and warrants that Purchaser is not aware of any information contained in Cylink's filings with the Securities and Exchange Commission or which Purchaser has provided in writing to Seller with respect to Cylink that contained any untrue Statement of a material fact as of the date of the disclosure, nor is Purchaser aware of any fact which Purchaser considers material to Cylink, which Cylink was obligated to disclose at the time of such filings, and has not been disclosed in such filings. In reliance upon the representation in the preceding sentence, Seller, on behalf of itself and its agents, assigns, representatives, officers, directors, insurers, affiliates, predecessors, assigns, officers, members, partners, directors, agents and affiliates (collectively, the "Released Party") from

                  (a) any liability under the Securities Act of 1933, including under Rule 10b-5 promulgated thereunder, in connection with the sale of the Shares pursuant to this Agreement;

                  (b) any and all claims, demands, debts, and causes of action of whatsoever kind or nature, whether known or unknown, suspected or unsuspected, matured or unmatured, which Seller now owns or holds against the other or may in the future own or hold or has at any time heretofore owned or held against the Released Party arising out of or related to this transaction.

         4. Closing shall be by simultaneous delivery versus payment with Purchaser's payment to Seller by wire transfer of immediately available funds to Seller's account at JPMorganChase, ABA No. 021-000-021, Account No. 9101016468, credit to the account of Honeywell International, Inc. and delivery of the Purchaser Note to Seller and Seller's delivery of the Shares and such executed stock powers and any other documents required for the purpose of transferring record ownership of the Shares from Seller to Purchaser. The closing shall occur on September 17, 2001 at the offices of Honeywell International, Inc. at 101 Columbia Road, Morris Township, New Jersey.

         5. Notices are effective upon delivery to the following addresses or upon facsimile transmission with confirmation received by sender:

                  To Purchaser:         Expressway Plaza Three
                                        Suite 100
                                        Roslyn Heights, New York 11577
                                        Attention:
                                        Fax:

                  To Purchase:          c/o Honeywell International, Inc.
                                        101 Columbia Road
                                        Morris Township, New Jersey 07962
                                        Attention:  Assistant Treasurer
                                        Fax:  973-455-5189


         6. The parties agree to take such additional actions and to execute such additional documentation as may be required to effect and otherwise to implement the transactions contemplated herein.

         7. This Agreement may be signed in one or more counterparts.

         8. This Agreement shall be governed by the laws of the State of New York (without reference to choice of law doctrine).



                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                        TOPSPIN ASSOCIATES, L.P.


                                        By:  /s/ Leo A. Guthart
                                             -----------------------------------
                                        Name:  Leo A. Guthart
                                               ---------------------------------
                                        Title:  Managing Member
                                                --------------------------------


                                        TOPSPIN PARTNERS, L.P.


                                        By:  /s/ Leo A. Guthart
                                             -----------------------------------
                                        Name:  Leo A. Guthart
                                               ---------------------------------
                                        Title:  Managing Member
                                                --------------------------------


                                        PITTWAY CORPORATION


                                        By:  /s/ James V. Gelly
                                             -----------------------------------
                                        Name:  James V. Gelly
                                               ---------------------------------
                                        Title:  Vice President and Treasurer
                                                --------------------------------

                                                                       Exhibit 3

                                    EXHIBIT A

                                 PROMISSORY NOTE

$430,304.25                                          Morris Township, New Jersey
                                                               September 17 2001

TOPSPIN PARTNERS, L.P., a Delaware limited partnership and TOPSPIN ASSOCIATES L.P., a Delaware limited partnership (collectively, "Borrower"), for value received, hereby promises to pay to the order of PITTWAY CORPORATION, a Delaware corporation ("Lender"), at its office located in care of Honeywell International, Inc. at 101 Columbia Road, Morristown, New Jersey, 07962, or at any other place the holder hereafter designates, the principal sum of $430,304.25 in lawful money of the United States, on September 17, 2003 (the "Due Date"), and to pay interest in like money at said office from the date hereof on the unpaid principal balance hereof at a rate of 6.5% per annum, compounded semi-annually, on June 30 and December 31, commencing December 31, 2001, and upon payment in full the principal amount of this Promissory Note; provided, however, that if Cylink Corporation, a California corporation with its principal place of business at 3131 Jay Street, Santa Clara, California 95054 ("Cylink"), shall (i) file a petition in bankruptcy or be adjudicated a bankrupt, or shall institute proceedings for its reorganization or proceedings instituted by others for its reorganization shall not be dismissed with 30 days after institution thereof, in each case under applicable bankruptcy laws, or
(ii) a majority of Cylink's shares or assets is sold or liquidated for less than 30 cents ($0.30) per share, no further payment of principal and interest shall be due after the date of such event under this Promissory Note from Borrower to Lender, and further provided that if a majority of Cylink's shares or assets is sold or liquidated for between 30 and 35 cents ($0.30 - $0.35) per share, then the payment of principal and interest due after the date of such event under this Promissory Note shall be pro-rated accordingly; provided further, however, that if a majority of Cylink's shares or assets is sold or liquidated for more than 35 cents ($0.35) per share in cash, the Due Date shall be the date of such sale or liquidation. Such interest shall be calculated on the basis of a 360-day year and actual days. This Promissory Note may be prepaid in full or in part at any time, without penalty. In the event that Borrower defaults on payment, there shall be no cure period and interest shall accrue at a rate of 8.5% per annum, compounded semiannually from the date such payment was due until payment of such defaulted amount in full by Borrower.

Borrower waives diligence, demand, presentment, notice of nonpayment, and protest without notice. The failure by Lender to exercise any right or remedy shall not be taken to waive the exercise of the same thereafter for the same or any subsequent default.

This Promissory Note is the "Purchaser Note" described in the Stock Purchase Agreement dated September 14, 2001 between Borrower and Lender.

This Promissory Note shall be construed in accordance with the laws of the State of New York, U.S.A., without regard to conflicts of laws.

TOPSPIN ASSOCIATES, L.P.                                      TOPSPIN PARTNERS, L.P.

By:  /s/ Leo A. Guthart                                       By:  /s/ Leo A. Guthart
     ---------------------------------------                       -------------------------------------------
Name:  Leo A. Guthart                                         Name:  Leo A. Guthart
       -------------------------------------                         -----------------------------------------
Title:  Managing Member                                       Title:  Managing Member
        ------------------------------------                          ----------------------------------------

                                                                       Exhibit 4

                           AUTHORIZATION TO ENTER INTO
                           A STOCK PURCHASE AGREEMENT

         THIS AUTHORIZATION TO ENTER INTO A STOCK PURCHASE AGREEMENT is dated as of September 14, 2001 between Dr. Elwyn Berlekamp, who has his principal place of business at 64 Shattuck Square, Suite 212, Berkeley, CA 94704 ("Principal"), and TOPSPIN PARTNERS, L.P. and TOPSPIN ASSOCIATES L.P., who have their principal place of business located at Expressway Plaza Three, Suite 100, Roslyn Heights, New York 11577, (collectively, "Purchaser").

         WHEREAS, Purchaser is entering into a Stock Purchase Agreement with PITTWAY CORPORATION, a wholly owned subsidiary of Honeywell International Inc. ("Seller");

         WHEREAS, Seller owns 8,606,085 shares of Common Stock (the "Shares") of Cylink Corporation ("Cylink") which are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933;

         WHEREAS, Seller desires to sell, and Purchaser desires to purchase on its own behalf and, in part, on behalf of Principal, all of the Shares currently owned by Seller;

         WHEREAS, Principal desires to purchase from Seller, and Purchaser is willing to purchase from Seller on Principal's behalf, 1,028,571 of the Shares being purchased from Seller ("Principal's Shares"), at a price of $0.35 per Share, of which $0.30 per share is to be paid in a wire transfer of immediately available funds and $0.05 per Share shall be in the form of a note of Purchaser substantially in the form of Exhibit A hereto (the "Principal's Note") (for an aggregate of $308,571.00 in a wire transfer of immediately available funds and $51,429.00 in the form of the Principal's Note) on or before September 17,2001.

         NOW, THEREFORE, the parties agree as follows:

         1. Principal hereby agrees to purchase all of Seller's right, title and interest in the Principal's Shares, free and clear of any liens or encumbrances, and Principal hereby agrees to pay to Purchaser $308,571.00 by wire transfer in immediately available funds in accordance with paragraph 3 hereof and to deliver to Purchaser the Principal's Note in the aggregate amount of $51,429.00 upon delivery of such Principal's Shares to Principal, along with such executed stock powers and any other documents required for the purpose of transferring record ownership of the Principal's Shares to Principal. The transactions contemplated by this paragraph 1 shall occur on or before September 17, 2001, unless otherwise agreed to by Principal and Purchaser.

         2. (a) Purchaser hereby represents and warrants that it is a limited partnership duly organized, validly existing and in good standing in the State of Delaware and that it has full corporate power and authority to enter into this Agreement and to perform its obligations thereunder. Purchaser hereby further represents that (i) Seller has full legal and beneficial title to the Shares and that the same are not subject to any lien, pre-emption right, option or any other right or security interest which could prevent or affect their transfer free and clear of any liens or restrictions to Purchaser, (ii) the persons executing all documents delivered in connection with the sale of the Principal's Shares on behalf of Seller are duly authorized officers of Seller, (iii) the consummation of the transactions contemplated hereby have been duly authorized and require no further corporate action on the part of the Seller and do not conflict with or constitute a breach under any existing law, regulation, decree or order or any agreement, indenture, mortgage, lease, or instrument to which it is a party, and (iv) that this Agreement is a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy or similar laws affecting the rights of creditors generally and by principles of equity.

                  (b) Principal hereby represents and warrants that it has full power and authority to enter into this Agreement and to perform its obligations thereunder. Principal hereby further represents that (i) the execution and delivery of this Agreement and the Principal's Note and the consummation of the transactions contemplated hereby and thereby have been duly authorized and require no further action on the part of the Principal and do not conflict with or constitute a breach under any existing law, regulation, decree or order or any agreement, indenture, mortgage, lease, or instrument to which it is a party,
(ii) that this Agreement and the Principal's Note are legal, valid and binding obligations of Principal enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy or similar laws affecting the rights of creditors generally and by principles of equity, and (iii) Principal is buying the Principal's Shares for its own account without a view toward resale.

         3. Payment to Principal by wire transfer of immediately available funds to Purchaser's account and delivery of the Principal's Note to Purchaser shall occur when Purchaser has delivered the Principal's Shares and such executed stock powers and any other documents required for the purpose of transferring record ownership of the Principal's Shares to Purchaser. The closing shall occur at the offices of Purchaser.

         4. Notices are effective upon delivery to the following addresses or upon facsimile transmission with confirmation received by sender:

                           To Purchaser:         Expressway Plaza Three
                                                 Suite 100
                                                 Roslyn Heights, New York 11577
                                                 Attention:
                                                 Fax:

                           To Principal:         c/o Hazelnut
                                                 64 Shattuck Square
                                                 Suite 212
                                                 Berkeley, CA 94704

         5. The parties agree to take such additional actions and to execute such additional documentation as may be required to effect and otherwise to implement the transactions contemplated herein.

         6. This Agreement may be signed in one or more counterparts.

         7. This Agreement shall be governed by the laws of the State of New York (without reference to choice of law doctrine).

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                       TOPSPIN ASSOCIATES, L.P.


                                       By:  /s/ Leo A. Guthart
                                            ------------------------------------
                                       Name:  Leo A. Guthart
                                              ----------------------------------
                                       Title:  Managing Member
                                               ---------------------------------


                                       TOPSPIN PARTNERS, L.P.


                                       By:  /s/ Leo A. Guthart
                                            ------------------------------------
                                       Name:  Leo A. Guthart
                                              ----------------------------------
                                       Title:  Managing Member
                                               ---------------------------------


                                       DR. ELWYN BERLEKAMP


                                       By:  /s/ Elwyn Berlekamp
                                            ------------------------------------

                                                                       Exhibit 5

                                    EXHIBIT A

                                 PROMISSORY NOTE

$51,429.00                                                          Piedmont, CA
                                                              September 29, 2001

Elwyn Berlekamp, 120 Hazel Lane, Piedmont, CA. ("Borrower"), for value received, hereby promises to pay to the order of TOPSPIN PARTNERS, LP and TOPSPIN ASSOCIATES, LP, a Delaware corporation (collectively "Lender"), at its office located in care of Topspin Partners, LP, 3 Expressway Plaza, Suite 100, Roslyn Heights, NY 11577 or at any other place the holder hereafter designates, the principal sum of $51,429.00 in lawful money of the United States, on September 20, 2003 (the "Due Date"), and to pay interest in like money at said office from the date hereof on the unpaid principal balance hereof at a rate of 6.5% per annum, compounded semiannually, on June 30 and December 31, commencing December 31, 2001, and upon payment in full the principal amount of this Promissory Note; provided, however, that if Cylink Corporation, a California corporation with its principal place of business at 3131 Jay Street, Santa Clara, California 95054 ("Cylink"), shall (i) file a petition in bankruptcy or be adjudicated a bankrupt, or shall institute proceedings for its reorganization or proceedings instituted by others for its reorganization shall not be dismissed with 30 days after institution thereof, in each case under applicable bankruptcy laws, or
(ii) a majority of Cylink's shares or assets is sold or liquidated for less than 30 cents ($0.30) per share, no further payment of principal and interest shall be due after the date of such event under this Promissory Note from Borrower to Lender, and further provided that if a majority of Cylink's shares or assets is sold or liquidated for between 30 and 35 cents ($0.30 - $0.35) per share, then the payment of principal and interest due after the date of such event under this Promissory Note shall be pro-rated accordingly; provided further, however, that if a majority of Cylink's shares or assets is sold or liquidated for more than 35 cents ($0.35) per share in cash, the Due Date shall be the date of such sale or liquidation. Such interest shall be calculated on the basis of a 360-day year and actual days. This Promissory Note may be prepaid in full or in part at any time, without penalty. In the event that Borrower defaults on payment, there shall be no cure period and interest shall accrue at a rate of 8.5% per annum, compounded semiannually from the date such payment was due until payment of such defaulted amount in full by Borrower.

Borrower waives diligence, demand, presentment, notice of nonpayment, and protest without notice. The failure by Leader to exercise any right or remedy shall not be taken to waive the exercise of the same thereafter for the same or any subsequent default.

This Promissory Note shall be construed in accordance with the laws of the State of New York, U.S.A., without regard to conflicts of laws.

Elwyn Berlekamp

By:  /s/ Elwyn Berlekamp
     -------------------

                           SCHEDULE A TO SCHEDULE 13D

Following  is a list of each  executive  officer  and  director  of  Renaissance
Technologies   Corporation  setting  forth  the  business  address  and  present
principal   employment   (and  the  name  and  address  of  any  corporation  or
organization  in which such  employment is  conducted) of each such person.  The persons named below are citizens of the United  States and have not,  during the last five years,  been  convicted in a criminal  proceeding or been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction as a result of which they are or were  subject to a judgment,  decree,  or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.


---------------------------------------- -------------------------------------- ----------------------------------
                 NAME                          POSITION WITH RENAISSANCE          PRINCIPAL EMPLOYMENT AND
                                                                                     BUSINESS ADDRESS
---------------------------------------- -------------------------------------- ----------------------------------
James H. Simons                          Director and President                 800 Third Avenue, New York, New
                                                                                York  10022
---------------------------------------- -------------------------------------- ----------------------------------
Henry Laufer                             Director and Vice President            Route 25A, East Setauket, New York
                                                                                11733
---------------------------------------- -------------------------------------- ----------------------------------
Mark Silber                              Director and Vice President            800 Third Avenue, New York, New
                                                                                York  10022
---------------------------------------- -------------------------------------- ----------------------------------